UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)
Date: October 28, 2008	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Abbreviation: CEA	Stock Code: 600115	Serial No.: Lin 2008-025

CHINA EASTERN AIRLINES CORPORATION LIMITED
ANNOUNCEMENT ON BOARD RESOLUTION

The Company and all members of the Board hereby guarantee the truthfulness, accuracy and completeness of the content of this announcement and accept joint liability for any false representation, misleading statement or material omission contained herein.

Pursuant to the Rules and Procedures for the Board of Directors (董事會議事規則和議事程序) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Li Fenghua, chairman of the board of directors of the Company (“Board”), the fifth regular meeting for year 2008 of the fifth session of the Board (the “Meeting”) was held on 28 October 2008 at the Meeting Room, 7/F, China Eastern Air Holding Company Building, Shanghai.

Mr. Li Fenghua, the Chairman of the Company, Mr. Li Jun, Mr. Cao Jianxiong, Mr. Luo Chaogeng, Mr. Luo Zhuping, as directors, Mr. Peter Lok, Mr. Wu Baiwang and Mr. Xie Rong, as independent directors, attended the Meeting. Mr. Hu Honggao and Mr. Zhou Ruijin, as independent directors, authorized Mr. Xie Rong, as independent director, to vote for them.

The directors present at the Meeting confirmed that they had received the notice of the Board meeting before it was held. Some of the supervisors of the Company, Mr. Luo Weide, chief financial officer, and officers taking charge of the relevant departments of the Company also attended the Meeting. The quorum present at the Meeting (including proxies) complied with the relevant requirements under the Company Law of the People’s Republic of China and the articles of association of the Company. The Meeting was legally and validly held.

The Meeting was chaired by the chairman of the Board, Mr. Li Fenghua. The following resolutions were considered and unanimously passed by the directors present at the Meeting:

1.	considered and approved the 2008 third quarterly financial report of the Company.

2.
considered and approved the 2008 third quarterly report of the Company and decided to publish it together with the third quarterly financial report as stated under item 1 above in both Hong Kong and Shanghai on 29 October 2008.

3.
considered and approved the resolution on connected transactions in relation to automobile maintenance conducted during ordinary course of business and the Automobile Maintenance Service Framework Agreement to be entered into between the Company and CEA Development Co. The directors attending the Meeting (including the independent non-executive directors) considered that the above connected transactions were conducted during ordinary course of business of the Company and under normal commercial terms which were fair and reasonable and in the interests of the Company and the shareholders as a whole. Since the resolution involved connected transactions, directors Li Fenghua, Li Jun and Luo Chaogeng who were deemed to be connected persons had abstained from voting.

4.
Considered and approved the reform report on specific corporate governance activities (治理專項活動整改報告) and agreed on the request of the regulatory body to make relevant disclosure on the website of Shanghai Stock Exchange. For details please refer to the website of Shanghai Stock Exchange (www.sse.com.cn).

The Board of
China Eastern Airlines Corporation Limited

28 October 2008